Filed Pursuant to Rule 433

Dated June 7, 2012

Registration Statement No. 333-179867

Relating to Preliminary Prospectus Supplement

dated June 7, 2012 to

Prospectus dated March 2, 2012

6 3/8% Senior Notes due 2042

Issuer:	American Financial Group, Inc.

Ratings*:	Baa2 (Pos) (Moody’s) / BBB+ (Stable) (S&P)

Security Type:	Senior Unsecured Fixed Rate Notes

Par Amount:	$25.00

Size:	$200,000,000

Option to Purchase Additional Notes:	Up to $30,000,000 aggregate principal amount of additional notes

Trade Date:	June 7, 2012

Settlement Date:	June 12, 2012 (T+3)

Maturity Date:	June 12, 2042

Coupon:	6 3/8%

Optional Redemption:	We may at our option redeem the notes in whole or in part on or after June 12, 2017 at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption

Interest Payment Dates:	March 12, June 12, September 12 and December 12 of each year, commencing on September 12, 2012

Expected Listing:	New York Stock Exchange

Proposed Symbol:	AFW

Price to Public:	100.00%

Purchase Price:	96.90%

Net Proceeds (before expenses):	$193,799,187 (or $222,854,187 if the option to purchase additional notes is exercised in full)

Underwriting Discounts & Commissions:	3.150% for retail orders ($6,028,313 total, assuming no exercise of the option to purchase additional notes)

2.000% for institutional orders ($172,500 total, assuming no exercise of the option to purchase additional notes)

CUSIP / ISIN:	025932401 / US0259324012

Use of Proceeds:

We intend to use the net proceeds from this offering, together with cash on hand, to redeem $112.5 million aggregate principal amount of 7 1/2% Senior Notes due November 2033 and $86.25 million aggregate principal amount of 7 1/4% Senior Notes due January 2034, plus accrued and unpaid interest thereon to, but excluding, the date of redemption, issued by one of our subsidiaries and guaranteed by us and another of our subsidiaries. Any net proceeds from an exercise of the underwriters’ option to purchase additional notes will be used to redeem, in part, our 7 1/8% Senior Debentures due 2034, of which $115 million aggregate principal amount is outstanding or for general working capital purposes.

Other Relationships:	Affiliates of J.P. Morgan Securities LLC, PNC Capital Markets LLC and US Bancorp Investments, Inc. serve as joint book-running manager, co-managers and lenders on our revolving credit facility. U.S. Bank National Association, an affiliate of US Bancorp Investments, Inc., and a lender on our revolving credit facility, is serving as the trustee under the indenture.

Directed Note Program:	At the Issuer’s request, the underwriters have reserved for sale, at the public offering price, $400,000 aggregate principal amount of notes for sale to certain of the Issuer’s directors, officers, relatives of directors or officers or trusts for the benefit of any of the foregoing.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

UBS Securities LLC

Wells Fargo Securities, LLC

Joint Lead Manager:	J.P. Morgan Securities LLC

Senior Co-Managers:	Barclays Capital Inc.

PNC Capital Markets LLC

Raymond James & Associates, Inc.

RBC Capital Markets, LLC

Co-Managers:	Keefe, Bruyette & Woods, Inc.

KeyBanc Capital Markets Inc.

Macquarie Capital (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

The Huntington Investment Company

U.S. Bancorp Investments, Inc.

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at (800) 294-1322, UBS Securities LLC toll–free at 1-877-827-6444, ext. 561-3884 or Wells Fargo Securities, LLC, toll-free at (800) 326-5897.

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